ARD FINANCE S.A.
CONSOLIDATED INTERIM INCOME STATEMENT

		Three months ended March 31, 2017			Three months ended March 31, 2016
	Note	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited	Before exceptional items €m Unaudited	Exceptional items €m Unaudited	Total €m Unaudited
			Note 5			Note 5
Revenue	4	1,844	-	1,844	1,218	-	1,218
Cost of sales		(1,534)	-	(1,534)	(1,006)	(3)	(1,009)
Gross profit/(loss)		310	-	310	212	(3)	209
Sales, general and administration expenses		(100)	(13)	(113)	(66)	(2)	(68)
Intangible amortization	7	(63)	-	(63)	(27)	-	(27)
Operating profit/(loss)		147	(13)	134	119	(5)	114
Finance expense	6	(138)	(81)	(219)	(83)	-	(83)
Profit/(loss) before tax		9	(94)	(85)	36	(5)	31
Income tax (charge)/credit		(10)	19	9	(17)	-	(17)
(Loss)/profit for the period		(1)	(75)	(76)	19	(5)	14

(Loss)/profit attributable to:
Owners of the parent				(76)			14
Non-controlling interests				-			-
(Loss)/profit for the period				(76)			14

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

1	ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Three months ended March 31,
	Note	2017 €m Unaudited	2016 €m Unaudited
(Loss)/profit for the period		(76)	14

Other comprehensive income
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		23	49
		23	49
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		(4)	(19)
-Movement out of reserve		25	18
-Movement in deferred tax		(2)	-
		19	(1)
Items that will not be reclassified to income statement
-Re-measurements of employee benefit obligations	10	3	(63)
-Deferred tax movement on employee benefit obligations		(3)	20
		-	(43)

Total other comprehensive income for the period		42	5

Total comprehensive (expense)/income for the period		(34)	19

Attributable to:
Owners of the parent		(34)	19
Non-controlling interests		-	-
Total comprehensive (expense)/income for the period		(34)	19

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

2	ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

	Note	At March 31, 2017 €m Unaudited	At December 31, 2016 €m Audited
Non-current assets
Intangible assets	7	3,800	3,888
Property, plant and equipment	7	2,916	2,927
Derivative financial instruments		95	124
Deferred tax assets		259	259
Other non-current assets		18	20
		7,088	7,218

Current assets
Inventories		1,230	1,125
Trade and other receivables		1,258	1,159
Derivative financial instruments		28	11
Restricted cash		28	27
Cash and cash equivalents		1,057	749
		3,601	3,071

TOTAL ASSETS		10,689	10,289

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

3	ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Note	At March 31, 2017 €m Unaudited	At December 31, 2016 €m Audited
Equity attributable to owners of the parent
Issued capital	8	-	-
Other reserves		(158)	(200)
Retained earnings		(2,471)	(2,778)
		(2,629)	(2,978)
Non-controlling interests		(79)	2
TOTAL EQUITY		(2,708)	(2,976)

Non-current liabilities
Borrowings	9	9,448	9,699
Employee benefit obligations		906	904
Deferred tax liabilities		687	698
Provisions		49	55
		11,090	11,356
Current liabilities
Borrowings	9	390	8
Interest payable		110	112
Derivative financial instruments		5	8
Trade and other payables		1,604	1,543
Income tax payable		132	169
Provisions		66	69
		2,307	1,909

TOTAL LIABILITIES		13,397	13,265

TOTAL EQUITY and LIABILITIES		10,689	10,289

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

4	ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Called up Share capital €m Unaudited	Share premium €m Unaudited	Foreign currency translation reserve €m Unaudited	Cash flow hedge reserve €m Unaudited	Retained earnings €m Unaudited	Total €m Unaudited	Non-Controlling Interests €m Unaudited	Total Equity €m Unaudited
	Note 8
At January 1, 2017	-	129	(296)	(33)	(2,778)	(2,978)	2	(2,976)
Loss for the period	-	-	-	-	(76)	(76)	-	(76)
Other comprehensive income	-	-	23	19	-	42	-	42
Share issuance by subsidiary	-	-	-	-	383	383	(80)	303
Disposal of non-controlling interest	-	-	-	-	-	-	(1)	(1)
At March 31, 2017	-	129	(273)	(14)	(2,471)	(2,629)	(79)	(2,708)

At January 1, 2016	-	129	(241)	(2)	(2,260)	(2,374)	2	(2,372)
Profit for the period	-	-	-	-	14	14	-	14
Other comprehensive income/(expense)	-	-	49	(1)	(43)	5	-	5
At March 31, 2016	-	129	(192)	(3)	(2,289)	(2,355)	2	(2,353)

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated interim financial statements.

5	ARD Finance S.A.

ARD FINANCE S.A.
CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended March 31,
	Note	2017 €m Unaudited	2016 €m Unaudited
Cash flows from operating activities
Cash generated from operations	11	107	79
Interest paid		(130)	(66)
Income tax paid		(13)	(6)
Net cash (used in)/from operating activities		(36)	7

Cash flows from investing activities
Purchase of property, plant and equipment		(106)	(62)
Purchase of software and other intangibles		(3)	(2)
Net cash used in investing activities		(109)	(64)

Cash flows from financing activities
Proceeds from borrowings		3,039	-
Repayment of borrowings		(2,818)	(2)
Proceeds from issue of shares by subsidiary		313	-
Early redemption premium costs paid		(54)	-
Deferred debt issue costs paid		(17)	-
Net cash inflow/(outflow) from financing activities		463	(2)

Net increase/(decrease) in cash and cash equivalents		318	(59)

Cash and cash equivalents at the beginning of the period		776	554
Exchange losses on cash and cash equivalents		(9)	(5)
Cash and cash equivalents at the end of the period		1,085	490

The accompanying notes to the condensed consolidated interim financial statements are an integral part of these condensed consolidated financial statements.

6	ARD Finance S.A.

ARD FINANCE S.A.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

ARD Finance S.A. (the “Company”) was incorporated in Luxembourg on May 6, 2011. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg.

On March 20, 2017 a subsidiary of the Company, Ardagh Group S.A. (“Ardagh”), closed its initial public offering (“IPO”) of 18,630,000 Class A common shares on the New York Stock Exchange (“NYSE”). Following the IPO, the Company recognised a non-controlling interest of €80 million.

All of the business of the group of companies controlled by this company (the “Group”) is conducted by Ardagh and its subsidiaries (together the “Ardagh Group”) and all of the financing of the Group other than the Toggle Notes (as described in Note 9) are liabilities of the Ardagh Group.

Any description of the business of the Group is a description of the business of the Ardagh Group.

The Company and those of its subsidiaries who are above Ardagh Group S.A. in the corporate structure are referred to as the “ARD Finance Group”.

On June 30, 2016 the Ardagh Group completed the acquisition of certain beverage can manufacturing assets from Ball Corporation and Rexam PLC (the “Beverage Can Acquisition”).

2.	Statement of directors’ responsibilities

The Directors are responsible for preparing the Unaudited Condensed Consolidated Interim Financial Statements. The Directors are required to prepare financial information for each financial period of the state of affairs of the Group and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

-	select suitable accounting policies and then apply them consistently;
-	make judgments and estimates that are reasonable and prudent; and
-	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors confirm that they have complied with the above requirements in preparing the Unaudited Condensed Consolidated Interim Financial Statements.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Group’s website at: www.ardaghgroup.com.

The Condensed Consolidated Interim Financial Statements were approved for issue by the Board of Directors of ARD Finance S.A. (the “Board”) on April 26, 2017.

3.	Summary of significant accounting policies

Basis of preparation

The Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2017 and 2016 have been prepared in accordance with IAS 34, ‘Interim Financial Reporting’. The Condensed Consolidated Interim Financial Statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2016, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the IASB and related interpretations, and on which the independent auditor’s report was unqualified.

Income tax in interim periods is accrued using the effective tax rate expected to be applicable to annual earnings.

The accounting policies, presentation and methods of computation followed in the Condensed Consolidated Interim Financial Statements are the same as those applied in the Group’s latest Annual Report.

Re-presentation of prior year comparatives

In accordance with IFRS 3R ‘Business Combinations’, a number of fair value adjustments were made in relation to the net assets acquired as part of the Beverage Can Acquisition. Accordingly, the Group balance sheet at December 31, 2016 has been re-presented to reflect the updated fair values.  This re-presentation has no impact on the consolidated interim income statement, consolidated interim statement of comprehensive income, consolidated interim statement of changes in equity or consolidated interim statement of cash flows as previously reported. Please refer to note 12 for details of the provisional fair value of assets acquired and liabilities assumed as part of the Beverage Can Acquisition.

7	ARD Finance S.A.

Recent changes in accounting policy

The impact of new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2017 has been assessed by the Directors. Amendments to IAS 7 effective from January 1, 2017 do not have a material effect on the consolidated financial statements. Other new standards or amendments to existing standards effective January 1, 2017 are not currently relevant for the Group.

The Directors’ assessment of the impact of new standards, as listed below, which are not yet effective and which have not been early adopted by the Group, on the consolidated financial statements and disclosures is on-going.

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service.  The standard replaces IAS 18, ‘Revenue’ and IAS 11, ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted. The Group has started to assess the impact of IFRS 15 and, at this time, the Group does not expect that the implementation of this standard in 2018 will have a significant impact on the consolidated income statement or the consolidated statement of financial position.

IFRS 9, ‘Financial instruments’. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39 ‘Financial instruments: Recognition and measurement’ (“IAS 39”). IFRS 9 has been completed in a number of phases and includes requirements on the classification and measurement of financial assets and liabilities, impairment of assets and hedge accounting. It also includes an expected credit loss model that replaces the incurred loss impairment model currently used as well as hedge accounting amendments. This standard becomes effective for annual periods commencing on or after January 1, 2018. The Group has started to assess the impact of the implementation of this standard and, at this time, the Group does not expect there to be a significant impact on the statement of financial position in respect of classification of financial assets and liabilities. The Group is continuing to evaluate the impact of prospective changes to hedge accounting and the introduction of an expected credit loss model on the consolidated income statement, the consolidated statement of comprehensive income and the consolidated statement of financial position.

IFRS 16, ‘Leases’, sets out the principles for the recognition, measurement, presentation and disclosure of leases. The objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. This information gives a basis for users of financial statements to assess the effect that leases have on the financial position, financial performance and cash flows of the entity. IFRS 16 replaces IAS 17, ‘Leases’, and later interpretations and will result in most operating leases being recorded on the consolidated statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Group is currently evaluating the effects that the adoption of IFRS 16 will have on the Group’s consolidated financial statements, and anticipates the new guidance will impact its consolidated financial statements as the Group has a significant number of leases which will be recognized on the balance sheet.

4.	Segment analysis

The Ardagh Group’s four operating and reportable segments are Metal Packaging Europe, Metal Packaging Americas, Glass Packaging Europe and Glass Packaging North America. This reflects the basis on which the Ardagh Group performance is reviewed by management and presented to the Board of Directors of Ardagh Group S.A., which has now been identified as the Chief Operating Decision Maker (“CODM”) for the Ardagh Group.

Finance income is not allocated to segments as these are reviewed by the CODM on a group-wide basis. Performance of the business is assessed based on Adjusted EBITDA. Adjusted EBITDA is the net profit or loss for the period before income tax expense, net finance expense, depreciation and amortization and exceptional operating items. Segmental revenues are derived from sales to external customers. Inter-segmental revenue is not material.

Reconciliation of (loss)/profit for the period to Adjusted EBITDA

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(76)	14
Income tax (credit)/charge	(9)	17
Net finance expense	219	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Adjusted EBITDA	299	217

8	ARD Finance S.A.

The segment results for the three months ended March 31, 2017 and 2016 are:
	Revenue		Adjusted EBITDA
	2017 €m	2016 €m	2017 €m	2016 €m
Metal Packaging Europe	688	384	104	58
Metal Packaging Americas	405	91	45	11
Glass Packaging Europe	319	321	64	63
Glass Packaging North America	432	422	86	85
Group	1,844	1,218	299	217

5.	Exceptional items

	Three months ended March 31,
	2017 €m	2016 €m
Plant start-up costs	-	2
Restructuring costs	-	1
Exceptional items – cost of sales	-	3

Transaction related costs – acquisition, integration and IPO	13	2
Exceptional items – SGA expenses	13	2

Debt refinancing and settlement costs	81	-
Exceptional items – finance expense	81	-

Total exceptional items	94	5

The following exceptional items have been recorded in the three months ended March 31, 2017:

•
€81 million debt refinancing and settlement costs relating to the notes and loans redeemed and repaid in January and March 2017 and to be repaid in April 2017, mainly comprising premiums payable on the early redemption of the notes and accelerated amortization of deferred finance costs.

•	€13 million transaction related costs, primarily comprised of costs directly attributable to acquisition and integration of the Beverage Can Business and other IPO and transaction related costs.

The following exceptional items were recorded in the three months ended March 31, 2016:

•	€2 million plant start-up costs relating to two plants in Ardagh Group, Metal Packaging Americas.
•	€1 million restructuring charge in Ardagh Group, Glass Packaging Europe.
•	€2 million transaction, acquisition and IPO related costs.

9	ARD Finance S.A.

6.	Finance expense

	Three months ended March 31,
	2017 €m	2016 €m
Senior secured and senior notes	128	99
Term loan	5	6
Other interest expense	2	2
Interest expense	135	107
Net pension interest cost	7	6
Foreign currency translation gains	(4)	(30)
Finance expense before exceptional items	138	83
Exceptional finance expense	81	-
	219	83

7.	Intangible assets and property, plant and equipment

	Goodwill €m	Customer relationships €m	Technology and other €m	Software €m	Total intangible assets €m	Property, plant and equipment €m
Net book value at January 1, 2017	1,965	1,764	139	20	3,888	2,927
Additions	-	-	2	1	3	89
Charge for the period	-	(54)	(7)	(2)	(63)	(89)
Exchange	(14)	(13)	(1)	-	(28)	(11)
Net book value at March 31, 2017	1,951	1,697	133	19	3,800	2,916

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the financial year) or more frequently if events or changes in circumstances indicate a potential impairment. Management has considered the carrying amount of goodwill and concluded that it is fully recoverable as at March 31, 2017. Having considered the projected cash flows of the cash generating units to which the goodwill is allocated, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

8.	Issued capital

Issued and fully paid shares:

	Number of shares (millions)	€m
At December 31, 2016 – ordinary shares (par value €0.01)	10.0	-
Issue of shares – ordinary shares (par value €0.10)	0.3	-
At March 31, 2017 – ordinary shares (par value €0.01)	10.3	-

During the period, the Company issued 256,410 ordinary shares at a par value of €0.01 each for a total consideration of €nil million.

10	ARD Finance S.A.

9.	Financial assets and liabilities

At March 31, 2017, the Group’s net debt and available liquidity is as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
Liabilities guaranteed by the ARD Finance Group
7.125% / 7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	720	-
6.625% / 7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	-
Liabilities guaranteed by the Ardagh Group
2.750% Senior Secured Notes	EUR	750	15-Mar-24	Bullet	750	750	-
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	935	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% Senior Secured Notes	USD	715	15-Sep-22	Bullet	715	669	-
4.250% First Priority Senior Secured Notes	EUR	405	15-Jan-22	Bullet	405	405	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	468	-
6.000% Senior Notes	USD	1,700	15-Feb-25	Bullet	1,700	1,595	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,543	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	412	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	388	-
HSBC Securitization Program	EUR	118	14-Dec-19	Revolving	-	-	118
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	145
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						9,930	264
Deferred debt issue costs and bond discounts and premiums						(92)	-
Net borrowings / undrawn facilities						9,838	264
Cash, cash equivalents and restricted cash						(1,085)	1,085
Derivative financial instruments used to hedge foreign currency and interest rate risk						(95)	-
Net debt / available liquidity						8,658	1,349

Net debt includes the fair value of associated derivative financial instruments that are used to hedge foreign exchange and interest rate risks relating to finance debt.

The fair value of the Group’s borrowings at March 31, 2017 is €10,239 million (December 31, 2016: €10,022 million).

Fair values are calculated as follows:

(i)          Senior secured and senior notes – The fair value for debt securities in issue is calculated based on quoted market prices.
(ii)         Loan notes – The fair value of our loan terms are based on quoted market prices; however, these quoted market prices represent Level 2 inputs because the markets in which the term loans trade were not active.

11	ARD Finance S.A.

(iii)        Bank loans, overdrafts and revolving credit facilities – The estimated value of fixed interest bearing deposits is based on discounted cash flows using prevailing money-market interest rates for debts with similar credit risk and remaining maturity.
(iv)        Finance leases – The carrying amount of finance leases is assumed to be a reasonable approximation of fair value.
(v)         Cross currency interest rate swaps (‘CCIRS’) - The fair value of the CCIRS are based on Level 2 inputs.

At December 31, 2016, the Group’s net debt and available liquidity was as follows:

Facility	Currency	Maximum amount drawable	Final maturity date	Facility type	Amount drawn		Undrawn amount
		Local currency m			Local currency m	€m	€m
Liabilities guaranteed by the ARD Finance Group
7.125% / 7.875% Senior Secured Toggle Notes	USD	770	15-Sep-23	Bullet	770	730	-
6.625% / 7.375% Senior Secured Toggle Notes	EUR	845	15-Sep-23	Bullet	845	845	-
Liabilities guaranteed by the Ardagh Group
4.625% Senior Secured Notes	USD	1,000	15-May-23	Bullet	1,000	949	-
4.125% Senior Secured Notes	EUR	440	15-May-23	Bullet	440	440	-
4.250% First Priority Senior Secured Notes	EUR	1,155	15-Jan-22	Bullet	1,155	1,155	-
Senior Secured Floating Rate Notes	USD	500	15-May-21	Bullet	500	474	-
First Priority Senior Secured Floating Rate Notes	USD	1,110	15-Dec-19	Bullet	1,110	1,053	-
7.250% Senior Notes	USD	1,650	15-May-24	Bullet	1,650	1,565	-
6.750% Senior Notes	EUR	750	15-May-24	Bullet	750	750	-
6.000% Senior Notes	USD	440	30-Jun-21	Bullet	440	417	-
6.750% Senior Notes	USD	415	31-Jan-21	Bullet	415	394	-
6.250% Senior Notes	USD	415	31-Jan-19	Bullet	415	394	-
Term Loan B Facility	USD	663	17-Dec-21	Amortizing	663	629	-
HSBC Securitization Program	EUR	102	14-Jun-18	Revolving	-	-	102
Bank of America Facility	USD	155	11-Apr-18	Revolving	-	-	147
Unicredit Working Capital and Performance Guarantee Credit Lines	EUR	1	Rolling	Revolving	-	-	1
Finance lease obligations	GBP/EUR			Amortizing	7	7	-
Other borrowings	EUR	3		Amortizing	3	3	-
Total borrowings / undrawn facilities						9,805	250
Deferred debt issue costs and bond discount						(98)	-
Net borrowings / undrawn facilities						9,707	250
Cash, cash equivalents and restricted cash						(776)	776
Derivative financial instruments used to hedge foreign currency and interest rate risk						(124)	-
Net debt / available liquidity						8,807	1,026

Financing Activity – Ardagh Group

On January 30, 2017, the Ardagh Group issued $1,000 million 6.000% Senior Notes due 2025. The proceeds, together with certain cash, were used to partially redeem, on the same day, $845 million First Priority Senior Secured Floating Rate Notes due 2019, to redeem in full on March 2, 2017, the $415 million 6.250% Senior Notes due 2019 and to pay applicable redemption premiums and accrued interest.

12	ARD Finance S.A.

On March 8, 2017, the Ardagh Group issued €750 million 2.750% Senior Secured Notes due 2024, $715 million 4.250% Senior Secured Notes due 2022 and $700 million 6.000% Senior Notes due 2025. On March 9, 2017, using the proceeds from the notes issued on March 8, 2017, the Ardagh Group redeemed €750 million 4.250% First Priority Senior Secured Notes due 2022, redeemed in full the $265 million First Priority Senior Secured Floating Rate Notes due 2019 and repaid in full the $663 million Term Loan B Facility and paid applicable redemption premiums and accrued interest.

Please refer to note 16 for detailed financing activities after the reporting period.

Cross currency interest rate swaps (CCIRS)

The Ardagh Group hedges certain of its external borrowings and interest payable thereon using CCIRS. In the three months ended March 31, 2017 the Ardagh Group executed a number of CCIRS to swap (i) the US dollar principal and interest repayments on $1,250 million of its U.S. dollar-denominated borrowings into euro, and (ii) the euro principal and interest repayments on €332 million of its euro denominated borrowings into British pounds.

10.	Employee benefit obligations

Employee benefit obligations at March 31, 2017 have been reviewed in respect of the latest discount rates and asset valuations. A re-measurement gain of €3 million has been recognized in the Condensed Consolidated Interim Statement of Comprehensive Income for the three months ended March 31, 2017 (2016: charge €63 million).

11.	Cash generated from operating activities

	Three months ended
	March 31, 2017 €m	March 31, 2016 €m
(Loss)/profit for the period	(76)	14
Income tax (credit)/charge	(9)	17
Net finance expense	219	83
Depreciation and amortization	152	98
Exceptional operating items	13	5
Movement in working capital	(181)	(122)
Exceptional acquisition-related, IPO and plant start-up costs paid	(8)	(14)
Exceptional restructuring paid	(3)	(2)
Cash generated from operations	107	79

12.	Business combinations

On April 22, 2016 the Ardagh Group entered into an agreement with Ball Corporation and Rexam PLC to acquire the Beverage Can Business. The acquisition was completed on June 30, 2016.

The acquired business comprises ten beverage can manufacturing plants and two end plants in Europe, seven beverage can manufacturing plants and one end plant in the United States, two beverage can manufacturing plants in Brazil and certain innovation and support functions in Germany, the UK, Switzerland and the United States. The acquired business has annual revenue of approximately €2.8 billion ($3.0 billion).

This is a strategically important acquisition which is highly complementary to the Ardagh Group’s existing metal and glass businesses.

13	ARD Finance S.A.

The following table summarizes the provisional consideration paid for the Beverage Can Business and the provisional fair value of assets acquired and liabilities assumed.

€m
Cash and cash equivalents	10
Property, plant and equipment	632
Intangible assets	1,289
Inventories	265
Trade and other receivables	326
Trade and other payables	(418)
Net deferred tax liability	(146)
Employee benefit obligations	(115)
Provisions	(36)
Total identifiable net assets	1,807
Goodwill	888
Total consideration	2,695

The allocations above are based on management’s preliminary estimate of the fair values at the acquisition date.

Goodwill arising from the acquisition reflects the anticipated synergies from integrating the acquired business into the Ardagh Group and the skills and the technical talent of the Beverage Can workforce.

Goodwill of €266 million which relates to the North American Beverage Can Business is expected to be deductible for tax purposes.

13.	Related party transactions

Certain of the Company’s Directors acquired Class A common shares issued by Ardagh Group S.A. on March 20, 2017 as part of the IPO.

With the exception of this, there were no other transactions in the three months ended March 31, 2017 with related parties as disclosed in the Group’s Annual Report that had a material effect on the financial position or performance of the Group.

14.	Contingencies

Environmental issues

The Ardagh Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

•	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
•	the generation, storage, handling, use and transportation of hazardous materials;
•	the emission of substances and physical agents into the environment;
•	the discharge of waste water and disposal of waste;
•	the remediation of contamination; and
•	the design, characteristics, and recycling of its products.

The Ardagh Group believes, based on current information that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under both existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amount accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Ardagh Group arising under environmental laws are pending.

Legal matters

In 2015, the German competition authority (the Federal Cartel Office) initiated an investigation of the practices in Germany of metal packaging manufacturers, including Ardagh. The investigation is ongoing, and there is at this stage no certainty as to the extent of any charge which may arise. Accordingly, no provision has been recognized.

With the exception of the above legal matter and the matter detailed in note 16 below, the Group is involved in certain other legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, is expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

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15.	Seasonality of operations

The Ardagh Group’s revenue and cash flows are both subject to seasonal fluctuations. Demand for our metal products is largely related to agricultural harvest periods and following the acquisition of the Beverage Can Business, to the seasonal demand pattern of beverage consumption which peaks during the late spring and summer months and in the period prior to the winter holiday season. Demand for our glass products is typically strongest during the summer months and in the period prior to December because of the seasonal nature of beverage consumption. The investment in working capital for Ardagh Group, Metal Packaging Europe and Ardagh Group, Metal Packaging Americas generally follows with the seasonal pattern of operations. The investment in working capital for Ardagh Group, Glass Packaging Europe and Ardagh Group, Glass Packaging North America typically peaks in the first quarter. The Ardagh Group manages the seasonality of working capital by supplementing operating cash flows with drawings under our securitization and revolving credit facilities.

16.	Events after the reporting period

On April 10, 2017, using the proceeds of the notes issued on March 8, 2017, the Ardagh Group redeemed in full the principal amount outstanding of the $415 million 6.750% Senior Notes due 2021 in accordance with their terms.

On April 21, 2017 a jury in the United States awarded $50 million in damages against the Ardagh Group’s US glass business, formerly Verallia North America (“VNA”), in respect of one of two asserted patents alleged to have been infringed by VNA. Ardagh disagrees with the decision of the jury both as to liability and quantum of damages and strongly believes that the case is without merit. Ardagh will vigorously pursue all options including appeal. The case was filed before Ardagh acquired VNA and customary indemnifications are in place between Ardagh and the seller of VNA.

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